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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*
VICURON PHARMACEUTICALS, INC. (formerly Versicor, Inc.)

(Name of Issuer)
Common Stock, $.001 par value per share

(Title of Class of Securities)
925314106
(CUSIP Number)
February 28, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925314106	Page 2 of 5

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sepracor Inc. 22-2536587

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
1,832,765 shares

		6.	SHARED VOTING POWER
0 shares

		7.	SOLE DISPOSITIVE POWER
1,832,765 shares

		8.	SHARED DISPOSITIVE POWER
0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,832,765 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 925314106	Page 3 of 5

Item 1.

(a)	Name of Issuer:
Vicuron Pharmaceuticals, Inc.

(b)	Address of Issuer's Principal Executive Offices:
455 South Gulph Road Suite 305 King of Prussia, PA 19406

Item 2.

(a)	Name of Person Filing:
Sepracor Inc.

(b)	Address of Principal Business Office or, if None, Residence:
84 Waterford Drive Marlborough, MA 01752

(c)	Citizenship:
Delaware

(d)	Title of Class of Securities:
Common Stock, $.001 par value per share ("Common Stock")

(e)	CUSIP Number:
CUSIP No. 925314106

Item 3.	Status if filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c): Not Applicable

Item 4.	Ownership:
(a)	Amount Beneficially Owned:
1,832,765 shares

(b)	Percent of class:

3.9%

(c)	Number of Shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
1,832,765 shares

	(ii)	Shared power to vote or to direct the vote:

0 shares

	(iii)	Sole power to dispose or to direct the disposition of:
1,832,765 shares

	(iv)	Shared power to dispose or to direct the disposition of:

0 shares

CUSIP No. 925314106	Page 4 of 5

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the securities check the following box: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification

         Not Applicable

(a)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 925314106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2003
SEPRACOR INC.
By:	/s/ ROBERT F. SCUMACI Robert F. Scumaci Title: Executive Vice President, Finance and Administration, and Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer of general parter of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations
                       (See 18 U.S.C. 1001)

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